TSX, NYSE: AKG

ASANKO GOLD ANNOUNCES CLOSING OF C$46 MILLION
BOUGHT DEAL FINANCING

Vancouver, British Columbia, February 11, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce that it has closed its previously announced bought deal financing of 22,770,000 common shares, which includes shares issued upon full exercise of the over-allotment option, at a price of C$2.02 per share, for gross proceeds to the Company of approximately C$46 million (the "Offering"). The Offering was co-led by Cormark Securities Inc. and BMO Capital Markets and involved a syndicate which included Clarus Securities Inc., Haywood Securities Inc., Raymond James Ltd. and RBC Capital Markets (collectively, the "Underwriters").

The Board and Management of the Company plus an associated group, Highland Park, purchased approximately C$3 million of the Offering.

The net proceeds of the Offering along with the Company’s currently available funds are expected to be used by the Company to complete Phase 1 of the Asanko Gold Mine and for working capital and general corporate purposes, including the completion of a Phase 2 feasibility study.

The securities offered have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is fully financed, permitted and under construction.  First gold is expected in Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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